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                       INTEREP NATIONAL RADIO SALES, INC.
                                 100 PARK AVENUE
                            NEW YORK, NEW YORK 10017


                                                       December 16, 2002


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 10549

     Re:   Interep National Radio Sales, Inc. Form S-2 (File No. 333-99335)

Ladies and Gentlemen:

     Interep National Radio Sales, Inc., a New York corporation (the "Company"), pursuant to Rule 477 of the Securities Act of 1933, as amended, requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-2 (File No. 333-99335). The Company requests withdrawal of the Registration Statement because it does not intend at this time to conduct the offering of shares of common stock contemplated in the Registration Statement. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

     Please feel free to communicate directly with our attorney, Laurence S. Markowitz, telephone number (212) 632-5514, regarding this request for withdrawal.

                                     Very truly yours,

                                     INTEREP NATIONAL RADIO SALES, INC.


                                     By:  /s/ William J. McEntee, Jr.
                                          --------------------------------------
                                          Name:  William J. McEntee, Jr.
                                          Title: Senior Vice President and Chief
                                                 Financial Officer